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                           October 15, 2020

       Marc Hedrick, MD
       President and Chief Executive Officer
       Plus Therapeutics, Inc.
       4200 Marathon Blvd., Suite 200
       Austin, TX 78756

                                                        Re: Plus Therapeutics,
Inc.
                                                            Registration
Statement on Form S-3
                                                            Filed October 3,
2020
                                                            File No. 333-249410

       Dear Mr. Hedrick:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact Jason L.
Drory at 202-551-8342 with any questions.




                           Sincerely,


                           Division of Corporation Finance

                           Office of Life Sciences
       cc:                                              Andrew L. Strong